                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                   ALLOY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    019855105
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                                 (CUSIP NUMBER)


                           GREENLIGHT CAPITAL, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               - with copies to -

                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800


                                 March 20, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 019855105                          13D/A
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   AF
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------

              NUMBER OF                  7  SOLE VOTING POWER
               SHARES
            BENEFICIALLY                    2,759,400
                                       -----------------------------------------
              OWNED BY
                EACH                     8  SHARED VOTING POWER
              REPORTING                     0
             PERSON WITH
                                       -----------------------------------------

                                         9  SOLE DISPOSITIVE POWER

                                            2,759,400
                                       -----------------------------------------

                                         10 SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,759,400
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*                                                [ ]

--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   7.0%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*
   OO
--------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT



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CUSIP No. 019855105                          13D/A
--------------------------------------------------------------------------------
1  NAME OF REPORTING
   PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   David Einhorn
-------------- -----------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]
                                                                        (b)[ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   AF
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
--------------------------------------------------------------------------------

              NUMBER OF                  7  SOLE VOTING POWER
               SHARES
            BENEFICIALLY                    2,759,400
                                       -----------------------------------------
              OWNED BY
                EACH                     8  SHARED VOTING POWER
              REPORTING
             PERSON WITH                    0
                                       -----------------------------------------

                                         9  SOLE DISPOSITIVE POWER

                                            2,759,400
                                       -----------------------------------------

                                         10 SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,759,400
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   7.0%
-------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*
   IN
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT



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                            AMENDMENT TO SCHEDULE 13D

                  This Amendment No. 2 to Schedule 13D (the "Schedule 13D"), relating to shares of common stock of Alloy, Inc., a Delaware corporation (the "Issuer"), is being filed with the Securities and Exchange Commission (the "Commission") as an amendment to Schedule 13D Amendment No. 1, filed with the Commission on March 18, 2003, which amended the original Schedule 13D as filed with the Commission on March 7, 2003 (the "Original 13D"). This Schedule 13D is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company, and its affiliated entities ("Greenlight"), and Mr. David Einhorn, principal of Greenlight.

                  This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") issuable to (i) Greenlight Capital, L.P. ("Greenlight Fund") and (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner, and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for which Greenlight is the investment advisor.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of March 25, 2003, Greenlight and Mr. Einhorn beneficially own 2,759,400 shares of Common Stock of the Issuer, which represents 7.0% of the Issuer's outstanding shares of Common Stock. Such percentage was calculated by dividing (i) the 2,759,400 shares of Common Stock beneficially owned by Greenlight and Mr. Einhorn as of the date hereof, by (ii) 39,524,584 shares of Common Stock outstanding as of December 6, 2002, based upon the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on December 16, 2002.

                  (b) Greenlight and Mr. Einhorn, for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified, have the power to vote and dispose of the shares of Common Stock held by each such entity.

                  The filing of this statement on Schedule 13D shall not be construed as an admission that Greenlight or Mr. Einhorn is for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 2,759,400 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified. Pursuant to Rule 13d-4, Greenlight and Mr. Einhorn disclaim all such beneficial ownership.

                  (c) The transactions in the Issuer's securities by Greenlight during the last sixty days are listed as Annex A attached hereto and made a part hereof.

                  (d) Not Applicable.

                  (e) Not Applicable.



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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit 1 Joint Filing Agreement dated March 7, 2003, between Greenlight and Mr. Einhorn.





















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                                     ANNEX A


         Transaction                      Buy/Sell                   Quantity                       Price per
             Date                                                    (shares)                       Share ($)
         ------------                   ------------                ------------                   ------------
           02/10/03                         Buy                       200,000                          5.08
           02/11/03                         Buy                       300,000                          5.02
           02/12/03                         Buy                       440,000                          4.89
           02/13/03                         Buy                       515,000                          4.45
           02/14/03                         Buy                        15,000                          4.46
           02/18/03                         Buy                       110,000                          4.84
           02/19/03                         Buy                       125,000                          4.89
           02/20/03                         Buy                       230,000                          5.22
           02/25/03                         Buy                        65,000                          5.20
           03/07/03                         Buy                       111,500                          4.71
           03/10/03                         Buy                       100,000                          4.69
           03/11/03                         Buy                        50,000                          4.68
           03/12/03                         Buy                        42,500                          4.59
           03/13/03                         Buy                         7,500                          4.75
           03/13/03                         Buy                        15,600                          4.79
           03/14/03                         Buy                        17,000                          4.90
           03/17/03                         Buy                         1,800                          4.75
           03/20/03                         Buy                       206,500                          4.92
           03/21/03                         Buy                       110,000                          4.78
           03/24/03                         Buy                        75,000                          4.67
           03/24/03                         Buy                        22,000                          4.68





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   March 25, 2003


                                            GREENLIGHT CAPITAL, L.L.C.

                                            By: /S/ DAVID EINHORN
                                               --------------------------------
                                                David Einhorn, Managing Member



                                                /S/ DAVID EINHORN
                                            -----------------------------------
                                            David Einhorn




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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Alloy, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 7, 2003.



                                            GREENLIGHT CAPITAL, L.L.C.

                                            By: /S/ DAVID EINHORN
                                               --------------------------------
                                                David Einhorn, Managing Member



                                                /S/ DAVID EINHORN
                                            -----------------------------------
                                            David Einhorn




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